Clariant

Clariant International LtdLtd. Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.


06015768

SUPPL

CH-4132 Muttenz 1, 02/08/2006

Investor Relations
Holger Schimanke
Tel.: +41 61 469 6745
Fax: +41 61 469 6767
E-Mail: holger.schimanke@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following documents:

- Financial Review regarding 2nd Quarter 2006 results (21 pages)
- Public pesentation regarding 2nd Quarter 2006 results (35 pages)

Yours sincerely,

Clariant Ltd

Holger Schimanke



Clariant

Exactly your chemistry.

Quarterly Report
August 2, 2006

Contents	Page

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland

Clariant Reports First Half Rise in Sales
Cash Flow Improves, Gross Margin Maintained

- *Organic growth of 4% plus 4% positive currency effect, totalling to 8% in Swiss Franc terms*
- *Excellent performances in Masterbatches, Pigment & Additives; Good recovery in Textile, Leather & Paper*
- *Higher energy, logistics and raw material costs weighed on profitability*
- *Strategic options for Specialty Fine Chemical business unit being studied*
- *Review of strategic focus and updated targets to be presented in November*

Key Financial Group Figures

	First Half				Second Quarter			
Continuing operations:	2006		2005**		2006		2005**	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**4 192**	100.0	**3 991**	100.0	**2 083**	100.0	**2 040**	100.0
Local currency growth (LC):	1%				0%			
Organic growth[1]	*4%*				*2%*			
Acquisitions/Divestitures[2]	*- 3%*				*- 2%*			
Currencies	4%				2%			
Gross profit	1 292	30.8	1 233	30.9	650	31.2	628	30.8
EBITDA before exceptionals*	419	10.0	421	10.5	195	9.4	214	10.5
EBITDA*	390	9.3	375	9.4	172	8.3	193	9.5
Operating income before exceptionals*	286	6.8	286	7.2	129	6.2	145	7.1
Operating income	213	5.1	227	5.7	62	3.0	115	5.6
Net income/ loss from continuing operations	109	2.6	144	3.6	16	0.8	71	3.5
Operating cash flow (total operations)	53		- 43		62		- 65	
Discontinued operations:								
Sales	114		96		62		55	
Net income/loss from discontinued operations	- 94	- 82.5	2	2.1	- 95	–	3	5.5

	30.06.2006	31.12.2005
Net debt	1 574	1 508
Equity (including minorities)	2 520	2 591
Gearing	62%	58%
Number of employees **	22 448	22 623

[1] Throughout this statement the term "organic growth" is being used. It means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

[2] Acquisitions/Divestitures in 2005 included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold in July 2005.

* See Definitions of Terms of Financial Measurment on page 10.

** 2005 is restated to exclude the Discontinued operations of the Pharmaceutical Fine Chemicals business, sold in June 2006.

MUTTENZ, Switzerland – August 2, 2006 – Clariant posted a rise in sales in the first half of 2006, with organic growth of 4% in local currency terms and 8% in Swiss franc terms compared with the first half of 2005.

A combination of higher costs for energy, raw materials and logistics as well as unchanged average selling prices weighed on results. Net income from continuing operations declined to CHF 109 million from CHF 144 million in the corresponding period last year mainly due to higher restructuring charges. Operating cash flow rose to CHF 53 million compared to a negative CHF 43 million in the first half of 2005.

Jan Secher, Chief Executive of Clariant said: "Our top-line growth is good and the majority of businesses are performing well, but overall profitability is unsatisfactory. The company has already made a lot of progress in our Transformation Program although there is much more work to be done. We have to increase our focus on implementation and execution to achieve our goal of strong and sustainable profitability."

Raw materials rose 1% year-on-year, while energy increased 17% over the same period. Nevertheless, the gross margin was maintained around last year's level, at 30.8%, partially benefiting from the Clariant Performance Improvement Program delivering cost savings across the Group of approximately CHF 130 million. The EBIT (earnings before interest and tax) margin before exceptional items declined to 6.8%, from 7.2%. This margin decrease was driven mainly by higher costs in two areas: selling, general and administrative expenses, which were incurred because of continued investment in improving the supply chain, and higher volumes.

Good Growth Across the Group

Solid demand drove good growth across most businesses. Masterbatches delivered excellent results, particularly in the United States. Pigments & Additives grew strongly in volumes and showed very good performance with increased demand across all business areas, especially plastics. Textile, Leather & Paper posted solid sales growth compared to the previous year with strong growth in paper and encouraging developments in leather and textiles.

Functional Chemicals achieved strong volumes, but results were affected by a significant downturn in the agro industry and unsatisfactory results for detergents. A reduction in the cost base in detergents was initiated during the Second Quarter, including the closure of a plant in Knapsack, Germany.

In the Life Science Chemicals Division, Specialty Fine Chemicals (SFC) continued to experience very difficult market conditions, particularly in the crop protection area. The company recently appointed an investment bank to explore strategic options for the SFC business unit.

Pharmaceutical Fine Chemicals, which is qualified during the period as discontinued operations recorded excellent growth, continuing the positive trend since the start of the year. The business was sold to TowerBrook Capital Partners, effective June 30.

Looking at the regional picture during the first half of the year, organic sales growth in Asia was 4%, including 14% in China. In the Americas, sales grew 5%, including 7% in the United States, while in Europe sales increased 3%, including 3% in Germany.

Sharper Focus

"Delivering shareholder value is and will remain our absolute priority, meaning that all of Clariant's activities are ultimately aimed at increasing return on invested capital," Mr. Secher said. "An important way for us to achieve this goal is to continue reducing costs on a permanent basis."

"Previous forecasts underestimated the persistence of high raw material prices, the amount of change required to transform Clariant as well as the rate we would be able to achieve that change," Mr. Secher added. "We are dedicated to fully delivering the potential of the Transformation Program, but more time is needed."

"Many measures to increase efficiency and productivity are already in place, but the speed at which the results are coming through is not yet satisfactory," Mr. Secher said. "We must strengthen the focus and drive harder to make sure that we have sufficient improvements on an ongoing basis." The company is currently engaged in a review of its operational effectiveness and strategic focus, the results of which will be presented in November.

Pigments Facility Opens in China

A new facility to produce high performance red and yellow pigments opened in the Second Quarter in Hangzhou, southwest of Shanghai. The facility is the result of a joint venture between Clariant's Pigments & Additives Division and Hangzhou Baihe Chemical Co. Ltd, a privately owned company with a turnover of approximately USD 60 million. Production will meet growing demand from both international customers with facilities in China and local Chinese customers.

The Second Quarter also saw the opening of a ColorWorks center in Merate, near the international design capital Milan. The center, part of the Masterbatches Division, is the seventh of its type, specializing in integrating color into early design stages, accelerating new products to market and encouraging more effective use of color to increase customers' brand recognition. There are other ColorWorks centers in New York, Sao Paulo and Singapore.

Value-Based Pricing Initiatives Launched

In the Second Quarter, the company began wide-ranging initiatives to improve its pricing capabilities. These initiatives will be implemented over the next 16 months, with positive results expected over the medium- to long-term. The company is also preparing to launch the Clariant Academy, a dedicated center in Switzerland focused on leadership development and building excellence across the company in the areas of sales, marketing and continuous improvement processes.

Outlook for 2006

Taking into account a broadly stable macro-economic environment, the company anticipates for its continuing operations for the full year: Good sales growth in local currency terms; a total of CHF 250 million in cost base reductions; raw material and energy prices to remain at high levels; an improvement of approximately CHF 60 million in operating income before exceptionals, from CHF 100 million expected previously, and a satisfactory net income.

Financial Discussion Second Quarter

Economic Environment

General macro economic conditions remained favourable. Industrial production in the United States recorded an annualized expansion of 7% in the Second Quarter 2006. Forecasts remain positive for the remainder of 2006 in all regions. Growth rates for 2006 are expected to decline slightly, spurred by inflationary concerns, mainly in the US. Geopolitical turmoil in the Middle East and continued high demand from China led again to increased commodity prices. Energy prices - in strong correlation with the rising oil prices - were on the rise in all regions.

Sales and Operating Results

In the Second Quarter, **consolidated sales** from continuing operations remained on a par with the previous year in local currencies, while rising 2% in Swiss francs. Organic growth, excluding the CABB business disposed of in 2005, was 2% in local currency terms. Currency movements continued to have a positive, albeit weaker, impact on sales.

The **gross margin** amounted to 31.2% of sales in the Second Quarter of 2006, an improvement on the same period of the previous year (30.8%). Higher volumes and benefits from the Clariant Performance Improvement Program enabled the group to better cover its fixed costs, offsetting a 1% increase in raw material and a step-increase in energy costs.

Marketing, distribution, administration and general overhead costs amounted to 22.7% of sales, an increase on the Second Quarter (2005: 21.5%), which was mainly driven by the continued investment in improving the supply chain.

Research and development costs rose to CHF 55 million in the Second Quarter of 2006, compared to CHF 50 million in the Second Quarter of 2005.

Restructuring costs and impairment in the amount of CHF 67 million include the cost of closing a production plant in Knapsack, Germany, which had manufactured raw materials for detergents, and impairment losses on facilities at the Gersthofen industrial park, also in Germany.

Net financial expenses in the Second Quarter increased to CHF 25 million from CHF 14 million in the previous year. This was mainly due to foreign exchange rate impacts, which amounted to CHF +3 million in the quarter versus CHF +21 million in the prior-year period. Interest expenses on the other hand were reduced to CHF 31 million from CHF 40 million, resulting from financial debt reduction. Average gross financial debt was cut by substanitally in the first six months of 2006, to CHF 2.3 billion from CHF 2.8 billion in the first half of 2005.

Tax expenses in the Second Quarter were again positively influenced by a substantial share of profit being generated in low-taxed countries and a stable operating performance. However, restructuring costs that are only partly tax-effective led to an increase of the tax rate in the Second Quarter.

Net income from continuing operations stood at CHF 16 million in the Second Quarter compared to CHF 71 million in the prior year.

The **loss from discontinued operations** amounted to CHF 95 million and mainly included the book loss on the disposal of Pharmaceutical Fine Chemicals.

Balance Sheet Key Figures

Total assets increased to CHF 7.738 billion from CHF 7.324 billion in December 2005 (March 2006: CHF 7.597 billion). The main factor was an increase in cash and cash equivalents.

Cash and cash equivalents and non-current financial debt increased as the result of the launch of a seven-year EUR 600 million Eurobond.

Equity was reduced in June mainly as a result of the CHF 58 million share capital reduction. In addition, equity was also affected by unfavorable currency trends during the reporting period, with exchange rate differences recognized in equity amounting to a negative CHF 34 million. This was the result of the Swiss franc strengthening against many currencies during the reporting period. Equity at the end of June 2006 was CHF 2.520 billion, down from CHF 2.591 billion at the end of 2005.

Net debt in June 2006 rose to CHF 1.574 billion from CHF 1.508 billion on 31 December 2005, mainly due to capital expenditure. On 31 March 2006, net debt was 1.578 billion.

Gearing, which reflects net financial debt in relation to equity including minorities, increased to 62% in June 2006, up from 58% in December.

Cash Flow

Cash flow from operating activities before changes in working capital was CHF 186 million for the Second Quarter of 2006 compared with CHF 129 million for the immediately preceding quarter and CHF 107 million for the same period in 2005. The operating cash flow for the first six months of 2006 was CHF 315 million compared to CHF 235 million for the first six months of 2005.

Working capital increased by CHF 124 million during the Second Quarter of 2006, compared to an increase of CHF 172 million for the same period of 2005. In the first six months of 2006, working capital increased by CHF 262 million compared to CHF 278 million for the same period of the prior year. In addition to the typical seasonal increase of net working capital, this development reflects increased raw material prices as well the temporary build-up of safety stock to safeguard the new supply change management system in Europe.

Cash flow from operating activities was CHF 62 million in the Second Quarter of 2006, compared with a negative CHF 65 million for the same period a year earlier. For the first six months of 2006, cash flow from operating activities amounted to CHF 53 million compared to a negative CHF 43 million for the same period one year earlier.

Capital expenditure for property, plant and equipment (PPE) increased to CHF 102 million for the Second Quarter of 2006, compared to CHF 81 million reported for the same period last year. For the first six months of 2006, capital expenditure amounted to CHF 164 million compared to CHF 151 million for the first six months of 2005.

Textile, Leather & Paper Chemicals

	First Half				Second Quarter			
	2006		2005		2006		2005	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**1 155**		**1 061**		**591**		**555**	
EBITDA before exceptionals	113	9.8	111	10.5	61	10.3	58	10.5
Operating income before exceptionals	78	6.8	75	7.1	44	7.4	40	7.2
Operating income	78	6.8	68	6.4	45	7.6	37	6.7

See Definitions of Terms of Financial Measurements on page 10

The Division **Textile, Leather & Paper Chemicals** showed good volume growth and increased sales were recorded versus the Second Quarter a year earlier. Organic growth of 4% together with a strong currency effect of 2% led to increased sales in Swiss francs of 6%. All the businesses grew, with Paper Chemicals showing the most marked improvement and further increasing its share of divisional sales. The competitive pricing environment prevented an increase in margins. The Americas and markets such as Turkey, India and Pakistan saw the strongest growth, while other Asian countries saw less robust demand. European markets continued to stabilize.

Sales in the **Textile business** were moderately above last year's level with an encouraging trend. The performance was mainly driven by chemicals for textile finishing and dyes. Declining demand in North America and relatively low in Asia was offset by good growth in Latin America and the Middle East. The devaluation of inventories for currency reasons in Latin America and somewhat weaker prices had a negative impact on profitability.

Optical brighteners, colorants, surface and coating paper chemicals continued to grow at a high rate and led to a further positive result for the **Paper business**. Paper markets in the U.S. were increasing due to higher whiteness standards. Asia also experienced continued good business conditions. Altogether, this led to a further increase in market share.

After a weak performance last year, the **Leather business** showed further signs of stabilization. Increases in volumes at comparable price levels led to a slight increase in sales in the Second Quarter with a stronger trend from month to month. Compared to the same period last year, wet-end chemicals and dyes saw strong demand whereas the market for finishing products was flat. Asia and NAFTA continued to see low levels of demand, whereas Latin America, Italy and Special Markets experienced good business conditions.

Pigment & Additives

	First Half				Second Quarter			
	2006		2005		**2006**		2005	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**1 016**		**955**		**517**		**495**	
EBITDA before exceptionals	172	16.9	133	13.9	85	16.4	73	14.7
Operating income before exceptionals	132	13.0	98	10.3	65	12.6	55	11.1
Operating income	130	12.8	83	8.7	64	12.4	47	9.5

See Definitions of Terms of Financial Measurements on page 10

The positive growth trend in the **Pigments & Additives Division** continued into the Second Quarter. Organic growth reached 3%, and currency movements lifted sales in the Group currency by a further 1%. There was evidence of increased demand for more colorful products as well as additives and a notably favorable trend in the volume of sales generated in the automotive industry.

Volume growth resulted in higher capacity utilization rates, which in turn led to a significant improvement in the margin. However, the competitive environment remains a challenge for the industry. Prices remain under pressure. At regional level, the Division saw solid growth rates in Europe and Asia, while the U.S. market weakened slightly. Two new plants , in China for pigments, and in Germany, for lycocene waxes, became operational providing new products for all applications.

For the **Coating Industry**, the Second Quarter brought confirmation of the solid growth rates posted in the First Quarter. This growth was driven mostly by a broad-based increase in demand amid continuing price pressure. High Performance Pigments and business with key accounts turned in a particularly positive performance. DPP red pigment made increased contributions to sales following its transition from the market launch phase to the growth phase. Industrial coatings, an important business line within this Division, showed a stable trend.

Benefiting from favorable market conditions, the **Plastics Industry** recorded marked growth compared with the prior-year period as prices remained stable. This was all the more encouraging because market share was consequently increased without customers building up inventories. The antioxidants product group bolstered its position by turning in another positive performance.

Clariant achieved a satisfactory performance with products for the **Printing Industry** amidst a market environment remaining intensely competitive. The picture for traditional printing inks was dominated by a trend towards consolidation and increased competition from Asia. Focusing on special niches in areas such as non-impact printing proved widely successful. Demand was especially strong in Japan's technologically sophisticated printing market.

The **Specialties Business** slightly increased revenue year on year, with sales of flame retardants and coatings moving in a clearly positive direction. High growth rates were achieved in optical media applications such as color filters and DVDs.

Masterbatches

	First Half				Second Quarter			
	2006		2005		2006		2005	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**643**		**570**		**319**		**290**	
EBITDA before exceptionals	80	12.4	58	10.2	37	11.6	28	9.7
Operating income before exceptionals	64	10.0	42	7.4	29	9.1	20	6.9
Operating income	61	9.5	38	6.7	29	9.1	17	5.9

See Definitions of Terms of Financial Measurements on page 10

The **Masterbatches Division** showed an ongoing strong performance. Organic growth of 8% was clearly above last year's level. A currency effect of 2% was recorded and led to a large increase in sales in Swiss francs of 10%. Robust volumes at higher price levels were achieved across all business segments and regions.

The Americas showed the highest growth, driven by an excellent performance in Latin America and a strong demand in the U.S. After a weak Fourth Quarter in 2005 the US plastic industry further improved and showed for the second consecutive quarter an increase. Good above-market growth was achieved in Europe especially in Germany and Italy. In particular the central and eastern parts of the continent performed well. Asia-Pacific showed satisfactory results with good development in the core area in China.

The year-on-year operating income before exceptional items improved substantially as a consequence of the higher volumes, better prices and stable raw material input costs. The EBIT margin before exceptionals improved in the Second Quarter to 9.1% compared to 6.9% the year before. The plastics market enviroment remained favourable, although challenged by volatile raw material prices.

Functional Chemicals

	First Half				Second Quarter			
	2006		2005		2006		2005	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**1 127**		**1 026**		**537**		**499**	
EBITDA before exceptionals	114	10.1	127	12.4	46	8.6	60	12.0
Operating income before exceptionals	91	8.1	103	10.0	35	6.5	47	9.4
Operating income	70	6.2	98	9.6	14	2.6	47	9.4

See Definitions of Terms of Financial Measurements on page 10

The **Functional Chemicals Division**, despite recording solid demand across most of its businesses, rising energy and raw material costs as well as unfavorable changes in exchange rates in Latin America depressed the operating result. Organic growth reached 6%, driven primarily by volumes, while currency movements added a further 2%.

The competitive environment for **Detergents** remained difficult. Due to ongoing cost pressures in the industry, demand for innovative raw materials for detergents continued to decline. Although some of the cost was passed on in the form of moderate price rises, higher raw material and energy prices led to a deterioration in the result year on year. Measures to improve efficiency were therefore introduced. The division initiated the closure of a production facility in Germany, resulting in restructuring costs of around CHF 19 million.

For **Performance Chemicals**, the situation was also unchanged as against the First Quarter. The trend in prices remained positive and demand was solid, helping to stabilize sales at the high level recorded in the previous year. The performance turned in by the individual businesses, however, was variable. While Construction Chemicals benefited from favorable conditions in the construction industry and, together with Personal Care, recorded further robust growth. Crop Protection continued to suffer the effects of increasingly weak demand for fungicides.

Increased raw material prices continued to affect **Process Chemicals**. The broad-based increase in sales was mainly driven by higher volumes. In particular, products in Oilfield Services strong demand. From a regional perspective, NAFTA countries and Asia made the largest contribution to the change in sales. The mining chemicals business benefited from the continuing strong demand in iron ore in Latin America.

In 2005, Clariant Acetyl Building Blocks (CABB), part of the Life Science Chemicals Division, was sold. Under IFRS, the disposal did not qualify for reporting as discontinued operations.

Life Science Chemicals

	First Half				Second Quarter			
Continuing operations:	2006		2005**		2006		2005**	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	**251**		**379**		**119**		**201**	
EBITDA before exceptionals	8	3.2	37	9.8	1	0.8	22	10.9
Operating income before exceptionals	- 5	- 2.0	23	6.1	- 4	- 3.4	15	7.5
Operating income	- 5	- 2.0	12	3.2	- 4	- 3.4	5	2.5
Discontinued operations:								
Sales	114		96		62		55	
Operating income	- 1	- 0.9	- 1	- 1.0	- 1	- 1.6	1	1.8

** Restated for Discontinued operations (see Note 6)

See Definitions of Terms of Financial Measurements on page 10

The business trend in the **Life Science Chemicals Division** presented a mixed picture. While Pharmaceutical Fine Chemicals showed strong growth as expected, Specialty Fine Chemicals (SFC) saw a double-digit decline in sales year on year. The sales and operating result of Specialty Fine Chemicals was lower in absolute terms due to the disposal of the CABB business on July 31, 2005. Adjusted for this disposal, organic growth was a negative 24%, while currency movements added 1%.

Lower demand and stable prices resulted in significant lower sales for **Specialty Fine Chemicals**. The main reason for this negative development was a sharp decline in demand for agrochemical products. Overstocking of fungicides in anticipation of an outbreak of an Asian rust epidemic in the U.S., the long and harsh winter season in Europe and economic difficulties in Brazil were the main drivers for this significant downturn. The good performances in the silicone, glyoxal and glyoxylic acid and pharmaceutical intermediate business were not able to offset the aforementioned volume decline. An investment bank was appointed to review strategic options for SFC.

Pharmaceutical Fine Chemicals recorded a sharp rise in sales. Besides the better conditions for the production of generics and active ingredients, new projects were the main contributors to the double-digit increase in sales in a stable pricing environment. As already reported, the business was sold as of the end of the Second Quarter and run as an independent operation by its new owner, TowerBrook Capital Partners, as of July 1.

Regions

CHF mn	2006	% of sales	2005**	% of sales	CHF %	LC %	2006	% of sales	2005**	% of sales	CHF %	LC %
						First Half						**Second Quarter**
Europe	2 090	49.9	2 081	52.1	–	- 1	1 035	49.7	1 046	51.3	- 1	- 2
of which Germany	*638*		*649*		- 2	- 3	*309*		*320*		- 4	- 5
of which Switzerland	*84*		*86*		- 2	- 3	*44*		*53*		- 17	- 19
Americas	1 176	28.0	1 047	26.2	12	3	568	27.3	538	26.4	6	2
of which USA	*565*		*510*		11	5	*265*		*257*		3	1
Asia / Australia / Africa	926	22.1	863	21.7	7	4	480	23.0	456	22.3	5	5
Total continuing operations	**4 192**	100.0	**3 991**	100.0	5	1	**2 083**	100.0	**2 040**	100.0	2	–
Discontinued operations	114		96				62		55			

** Restated for Discontinued operations (see Note 6)

Europe

Sales in Europe accounted for approximately 50% of total sales, with a slight decline to CHF 1.035 billion in 2006 from 1.046 billion in 2005. Considering the disposal of the CABB business in Germany, organic sales growth in Europe was 1% and 2% in Swiss franc terms in the period under review. Italy with 7% sales growth in local currency again achieved the highest growth in Europe. Throughout Europe sales remained positive with the exception of the UK.

Americas

Sales to the Americas amounted to 27% of total sales. The US recorded positive sales growth of 4% in local currency. Organic growth was robust in the Second Quarter, with 3% growth in local currency. Most countries in Latin America recorded positive sales growth. Argentina with 14% sales growth in local currency was again among the most positive developing countries. Brazil, where sales were flat compared to last year, continued to suffer from the appreciation of the Brazilian real.

Asia, Africa, Australia

Regional sales contributed 23% of group company sales, up from 21% in the previous quarter. Especially positive sales were recorded in China, India and Pakistan, with double-digit sales growth in the Second Quarter. China saw an increased sales momentum by growing 15% organically. In accordance with continuous economic betterment, sales in the Second Quarter in Japan were 5% above previous year in local currency. With the exception of Australia and Thailand, all main countries recorded positive sales growth.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation of PPE and amortization of intangibles and can be reconciled from the Condensed Financial Statements as follows:

EBITDA (Continuing)

	First Half		Second Quarter	
CHF mn	**2006**	2005**	**2006**	2005**
Operating income	213	227	62	115
+ Depreciation of PPE	130	128	64	64
+ Impairment of PPE	44	13	44	9
+ Amortization of intangibles	3	7	2	5
EBITDA	**390**	**375**	**172**	**193**

EBITDA before exceptional items
– is calculated as EBITDA plus expenses for restructuring and impairment less impairment of PPE and gain/ loss on disposals.

EBITDA before exceptionals (Continuing)

	First Half		Second Quarter	
CHF mn	**2006**	2005**	**2006**	2005**
EBITDA	390	375	172	193
+ Restructuring and Impairment	73	59	67	30
- Impairment of PPE (reported under Restructuring and impairment)	- 44	- 13	- 44	- 9
EBITDA before exceptionals	**419**	**421**	**195**	**214**

Operating income before exceptional items
– is calculated as operating income before restructuring and impairment and gain/loss on disposals

Operating income before exceptionals (Continuing)

	First Half		Second Quarter	
CHF mn	**2006**	2005**	**2006**	2005**
Operating income	213	227	62	115
+ Restructuring and Impairment	73	59	67	30
Operating income before exceptionals	**286**	**286**	**129**	**145**

Net debt
– is the sum of current and non-current financial debt less cash and cash equivalents and current deposits reported in other current assets.

Net Debt

CHF mn	**30.06.2006**	31.12.2005
Non-current financial debt	1 523	599
+ Current financial debt	729	1 137
- Cash and cash equivalents	- 678	- 223
- Current deposits 90 to 365 days	–	- 5
Net Debt	**1 574**	**1 508**

** Restated for Discontinued operations (see Note 6)

Condensed Financial Statement of the Clariant Group

at June 30, 2006

Consolidated balance sheets (unaudited)

Assets	**30.06.2006**		31.12.2005	
	CHF mn	%	CHF mn	%
Non-current assets				
Property, plant and equipment	2 396		2 605	
Intangible assets	432		418	
Investments in associates	272		282	
Other financial assets	129		124	
Deferred income tax assets	239		250	
Total non-current assets	**3 468**	44.8	**3 679**	50.2
Current assets				
Inventories	1 576		1 535	
Trade receivables	1 490		1 488	
Other current assets [1]	439		344	
Cash and cash equivalents	678		223	
Current income tax receivables	30		55	
Total current assets	**4 213**	54.5	**3 645**	49.8
Non-current assets classified as held for sale	**57**	0.7	–	
Total assets	**7 738**	100.0	**7 324**	100.0

Equity and liabilities	**30.06.2006**		31.12.2005	
	CHF mn	%	CHF mn	%
Capital and reserves attributable to the company's equity holders				
Share capital	1 035		1 093	
Treasury shares (par value)	- 16		- 18	
Other reserves	634		663	
Retained earnings	808		793	
	2 461		**2 531**	
Minority interests	59		60	
Total equity	**2 520**	32.6	**2 591**	35.4
Liabilities				
Non-current liabilities				
Financial debts	1 523		599	
Deferred income tax liabilities	340		390	
Provision for non-current liabilities	754		796	
Total non-current liabilities	**2 617**	33.8	**1 785**	24.4
Current liabilities				
Trade payables	1 219		1 205	
Financial debts	729		1 137	
Current income tax liabilities	206		175	
Provision for current liabilities	420		431	
Total current liabilities	**2 574**	33.3	**2 948**	40.2
Liabilities directly associated with non-current assets held for sale	**27**	0.3		
Total liabilities	**5 218**	67.4	**4 733**	64.6
Total equity and liabilities	**7 738**	100.0	**7 324**	100.0

[1] Includes short-term deposits of 0 (2005: CHF 5 million)

Consolidated income statements (unaudited)

	First Half				Second Quarter			
	2006		2005**		2006		2005**	
	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%
Sales	4 192	100.0	3 991	100.0	2 083	100.0	2 040	100.0
Costs of goods sold	- 2 900	69.2	- 2 758	69.1	- 1 433	68.8	- 1 412	69.2
Gross profit	**1 292**	30.8	**1 233**	30.9	**650**	31.2	**628**	30.8
Marketing and distribution	- 671	16.0	- 641	16.1	- 339	16.3	- 325	15.9
Administration and general overhead costs	- 245	5.8	- 217	5.5	- 134	6.4	- 115	5.6
Research and development	- 106	2.5	- 101	2.5	- 55	2.6	- 50	2.5
Income from associates	16	0.3	10	0.3	7	0.3	5	0.2
Gain/loss from the sale of subsidiaries and associates	–	0.0	2	0.1	–	0.0	2	0.1
Restructuring and impairment	- 73	1.7	- 59	1.5	- 67	3.2	- 30	1.5
Operating income	**213**	5.1	**227**	5.7	**62**	3.0	**115**	5.6
Interest expense	- 50	1.2	- 72	1.8	- 31	1.5	- 40	1.9
Other financial income and expenses [1]	- 6	0.2	41	1.0	6	0.3	26	1.3
Income before taxes	**157**	3.7	**196**	4.9	**37**	1.8	**101**	5.0
Taxes	- 48	1.1	- 52	1.3	- 21	1.0	- 30	1.5
Net income from continuing operations	**109**	2.6	**144**	3.6	**16**	0.8	**71**	3.5
Discontinued operations:								
Income from discontinued operations	- 94		2		- 95		3	
Net income	**15**		**146**		**- 79**		**74**	
Attributable to:								
Equity holders of the company	11		142		- 81		72	
Minority interests	4		4		2		2	
Net income	**15**	0.4	**146**	3.7	**- 79**	3.8	**74**	3.6
Basic earnings per share attributable to the company's equity holders (in CHF):								
Continuing operations	0.46		0.61		0.07		0.29	
Discontinued operations	- 0.41		0.01		- 0.42		0.01	
Total	**0.05**		**0.62**		**- 0.35**		**0.30**	
Diluted earnings per share attributable to the company's equity holders (in CHF):								
Continuing operations	0.46		0.61		0.07		0.29	
Discontinued operations	- 0.41		0.01		- 0.42		0.01	
Total	**0.05**		**0.62**		**- 0.35**		**0.30**	

[1] Currency impact YTD 2006 of CHF -8 mn vs YTD Jun 2005 of CHF +35 mn.

** Restated for Discontinued operations (see Note 6)

Consolidated statements of cash flows (unaudited)

	First Half		Second Quarter	
CHF mn	**2006**	2005	**2006**	2005
Net income	15	146	- 79	74
Depreciation of property, plant and equipment (PPE)	135	134	66	67
Impairment and reversal of impairment of PPE	44	13	44	9
Depreciation of intangibles	3	7	2	5
Changes in provisions and taxes	76	80	72	27
Interest paid	- 36	- 55	- 9	- 28
Income taxes paid	- 12	- 37	- 14	- 14
Loss (gain) from the sale of discontinued operations	92	- 2	92	- 2
Loss (gain) before taxes from the sale of subsidiaries and associates	–	2	–	2
Other non-cash items	- 2	- 53	12	- 33
Cash flow before changes in working capital	**315**	**235**	**186**	**107**
Changes in inventories	- 159	- 157	- 55	- 69
Changes in trade receivables	- 87	- 50	- 59	- 68
Changes in trade payables	- 64	- 28	25	- 5
Changes in other current assets and liabilities	48	- 43	- 35	- 30
Cash flow from operating activities	**53**	**- 43**	**62**	**- 65**
Investments in PPE	- 164	- 151	- 102	- 81
Investments in financial assets and associates	- 4	–	–	–
Investments in intangible assets	- 1	- 2	- 1	- 1
Sale of PPE and intangible assets	1	7	–	5
Acquisition of companies, businesses and participations	- 18	- 11	–	- 11
Proceeds from the sale of discontinued operations	54	5	54	5
Dividends received	19	22	19	10
Interest received	6	34	4	31
Cash flow from investing activities	**- 107**	**- 96**	**- 26**	**- 42**
Reduction of share capital	- 58	- 58	- 58	- 58
Treasury share transactions	6	- 10	- 16	- 8
Changes in financial debts	564	- 190	463	- 44
Dividends paid	- 2	- 2	- 2	- 2
Cash flow from financing activities	**510**	**- 260**	**387**	**- 112**
Currency translation effect on cash and cash equivalents	- 1	14	- 2	7
Net change in cash and cash equivalents	455	- 385	421	- 212
Cash and cash equivalents at the beginning of the period	223	1 477	257	1 304
Cash and cash equivalents at the end of the period	678	1 092	678	1 092

Consolidated statement of changes in equity (unaudited)

CHF mn	Total share capital	Treasury shares (par value)	Other reserves: Share premium reserves	Hedging reserves	Cumulative translation reserves	Total other reserves	Retained earnings	Total attributable to equity holders	Minority interests	Total equity
Balance 31 December 2004	**1 151**	**- 17**	**767**	**- 5**	**- 233**	**529**	**595**	**2 258**	**56**	**2 314**
Net income recognized directly in equity	**–**	**–**	**–**	**–**	**119**	**119**	**–**	**119**	**9**	**128**
Net income						–	142	142	4	146
Total recognized income and expense for the period	**–**	**–**	**–**	**–**	**119**	**119**	**142**	**261**	**13**	**274**
Repayment of share capital	- 58					–		- 58		- 58
Dividends to third parties						–		–	- 2	- 2
Treasury share transactions and share based payments		- 2				–	- 4	- 6		- 6
Balance 30 June 2005	**1 093**	**- 19**	**767**	**- 5**	**- 114**	**648**	**733**	**2 455**	**67**	**2 522**
Balance 31 December 2005	**1 093**	**- 18**	**767**	**–**	**- 104**	**663**	**793**	**2 531**	**60**	**2 591**
Net income recognized directly in equity					**- 29**	**- 29**	**–**	**- 29**	**- 5**	**- 34**
Net income						–	11	11	4	15
Total recognized income and expense for the period	**–**	**–**	**–**	**–**	**- 29**	**- 29**	**11**	**- 18**	**- 1**	**- 19**
Repayment of share capital	- 58					–		- 58		- 58
Treasury share transactions and share based payments		2				–	4	6		6
Balance 30 June 2006	**1 035**	**- 16**	**767**	**–**	**- 133**	**634**	**808**	**2 461**	**59**	**2 520**

1. Basis of preparation of financial statements

These financial statements are the interim condensed financial statements of Clariant Ltd (hereafter "the interim financial statements"), a company registered in Switzerland, and its subsidiaries for the six-month period ended on 30 June 2006 (hereafter "the Group"). They are prepared in accordance with the International Accounting Standard 34 (IAS 34 "Interim Financial Reporting") and were approved by the Board of Directors at the meeting from July 26-27 2006. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2005 (hereafter "the annual financial statements") as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. Seasonality of Operations

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

3. Restructuring and Impairment

During the reporting period, the Clariant Group recorded expenses for restructuring and impairment in the amount of CHF 73 million. This mainly concerned projects in Germany and small projects in France and Spain where the headcount is being further reduced and fixed assets that were made redundant were written off.

4. Nominal Value Reduction

On April 7, 2006 the ordinary General Meeting of shareholders approved the repayment of CHF 0.25 of the nominal value of each registered share, resulting in the reduction of the nominal value from CHF 4.75 to CHF 4.50 per registered share. The pay-out reduced the share capital by CHF 57 540 000 and took place on 22 June 2006.

5. Bond Issue

On 7 April 2006 Clariant launched a seven-year EUR 600 million Eurobond. The bond pays a coupon of 4.375% and was issued at a price of 99.628%. The main purpose of this bond is to refinance financial liabilities with maturities of a shorter term and less favorable conditions.

6. Discontinued Operations

On June 30, 2006 Clariant sold its Pharmaceutical Fine Chemicals business to TowerBrook Capital Partners. As a result, these activities are now reported as Discontinued Operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The transaction resulted in cash proceeds of CHF 54 million and a book loss of CHF 92 million net of tax. The deal comprised the sale of companies in Germany, France, England and the US and an asset deal in Italy.

Sales and operating result of the Pharmaceutical Fine Chemicals business for the first six months of 2006 and 2005 were as follows:

CHF mn	**2006**	2005
Sales	114	96
Operating income	-1	-2
Net income/loss	-2	4
Systematic depreciation	5	6

The line net income/loss from discontinued operations in the Income Statement comprises the net result of the Pharmaceutical Fine Chemicals business for the first six months for each year reported. For 2005 this line comprises the net result of the disposal of Pharmaceutical Fine Chemicals, as well as a final settlement amount of CHF 2 million resulting from the disposal of Electronic Materials which took place in 2004.

7. Non-current Assets Held for Sale

In non-current assets held for sale Clariant reports assets and associated liabilities of the activities Site Services, Energy Supply, ESHA Services and Enterprise Functions of the subsidiary Industriepark Gersthofen Servicegesellschaft in Germany. Group Management intends to sell these activities at the earliest date possible. On reclassification to non-current assets held for sale these balance sheet items were revalued to the lower of book value or fair value less costs to sell. This revaluation caused an impairment devaluation of CHF 43 million, which is reported in the Income Statement line Restructuring and Impairment.

9. Divisional Figures

First Half	Sales to 3rd parties				EBITDA before exceptionals				EBITDA			
CHF mn	2006	2005**	% CHF	% LC	2006	2005**	% CHF	% LC	2006	2005**	% CHF	% LC
Textile, Leather, Paper	1 155	1 061	9	4	113	111	2	- 3	114	104	10	4
Pigments & Additives	1 016	955	6	3	172	133	29	26	170	124	37	33
Masterbatches	643	570	13	9	80	58	38	33	76	54	41	37
Functional Chemicals	1 127	1 026	10	6	114	127	- 10	- 13	95	122	- 22	- 25
Life Science Chemicals	251	379	- 34	- 36	8	37	- 78	- 60	8	31	- 74	- 55
Divisions Total	**4 192**	3 991			**487**	466			**463**	435		
Corporate	–	–			- 68	- 45			- 73	- 60		
Total continuing	**4 192**	3 991	5	1	**419**	421	-0	- 3	**390**	375	4	2

	Operating income before exceptionals				Operating Income				Systematic Depreciation of PPE	
CHF mn	2006	2005**	% CHF	% LC	2006	2005**	% CHF	% LC	2006	2005**
Textile, Leather, Paper	78	75	4	- 2	78	68	15	9	36	36
Pigments & Additives	132	98	35	31	130	83	57	52	39	35
Masterbatches	64	42	52	46	61	38	61	55	15	15
Functional Chemicals	91	103	- 12	- 14	70	98	- 29	- 31	23	24
Life Science Chemicals	- 5	23	–	–	- 5	12	–	–	13	13
Divisions Total	**360**	341			**334**	299			**126**	123
Corporate	- 74	- 55			- 121	- 72			4	5
Total continuing	**286**	286	–	- 4	**213**	227	- 6	- 10	**130**	128

Second Quarter	Sales to 3rd parties				EBITDA before exceptionals				EBITDA			
CHF mn	2006	2005**	% CHF	% LC	2006	2005**	% CHF	% LC	2006	2005**	% CHF	% LC
Textile, Leather, Paper	591	555	6	4	61	58	5	3	63	55	15	10
Pigments & Additives	517	495	4	3	85	73	16	14	84	67	25	22
Masterbatches	319	290	10	8	37	28	32	30	36	25	44	45
Functional Chemicals	537	499	8	6	46	60	- 23	- 23	27	59	- 54	- 56
Life Science Chemicals	119	201	- 41	- 41	1	22	- 95	–	1	18	- 94	- 77
Divisions Total	**2 083**	2 040			**230**	241			**211**	224		
Corporate	–	–			- 35	- 27			- 39	- 31		
Total continuing	**2 083**	2 040	2	–	**195**	214	- 9	- 10	**172**	193	- 11	- 11

	Operating income before exceptionals				Operating Income				Systematic Depreciation of PPE	
CHF mn	2006	2005**	% CHF	% LC	2006	2005**	% CHF	% LC	2006	2005**
Textile, Leather, Paper	44	40	10	7	45	37	22	18	18	18
Pigments & Additives	65	55	18	15	64	47	36	34	19	18
Masterbatches	29	20	45	42	29	17	71	67	7	7
Functional Chemicals	35	47	- 26	- 28	14	47	- 70	- 72	11	12
Life Science Chemicals	- 4	15	–	- 72	- 4	5	–	–	5	6
Divisions Total	**169**	177			**148**	153			**60**	61
Corporate	- 40	- 32			- 86	- 38			4	3
Total continuing	**129**	145	- 11	- 13	**62**	115	- 46	- 47	**64**	64

** Restated for Discontinued operations (see Note 6)

10. Divisional Margins

First Half	Sales to 3rd parties		EBITDA before exceptionals		EBITDA	
in %	2006	2005**	2006	2005**	2006	2005**
Textile, Leather, Paper	27.6	26.6	9.8	10.5	9.9	9.8
Pigments & Additives	24.2	23.9	16.9	13.9	16.7	13.0
Masterbatches	15.3	14.3	12.4	10.2	11.8	9.5
Functional Chemicals	26.9	25.7	10.1	12.4	8.4	11.9
Life Science Chemicals	6.0	9.5	3.2	9.8	3.2	8.2
Total continuing	**100.0**	**100.0**	**10.0**	**10.5**	**9.3**	**9.4**

	Operating income b. exceptionals		Operating Income	
in %	2006	2005**	2006	2005**
Textile, Leather, Paper	6.8	7.1	6.8	6.4
Pigments & Additives	13.0	10.3	12.8	8.7
Masterbatches	10.0	7.4	9.5	6.7
Functional Chemicals	8.1	10.0	6.2	9.6
Life Science Chemicals	- 2.0	6.1	- 2.0	3.2
Total continuing	**6.8**	**7.2**	**5.1**	**5.7**

Second Quarter	Sales to 3rd parties		EBITDA before exceptionals		EBITDA	
in %	2006	2005**	2006	2005**	2006	2005**
Textile, Leather, Paper	28.4	27.2	10.3	10.5	10.7	9.9
Pigments & Additives	24.8	24.2	16.4	14.7	16.2	13.5
Masterbatches	15.3	14.2	11.6	9.7	11.3	8.6
Functional Chemicals	25.8	24.5	8.6	12.0	5.0	11.8
Life Science Chemicals	5.7	9.9	0.8	10.9	0.8	9.0
Total continuing	**100.0**	**100.0**	**9.4**	**10.5**	**8.3**	**9.5**

	Operating income b. exceptionals		Operating Income	
in %	2006	2005**	2006	2005**
Textile, Leather, Paper	7.4	7.2	7.6	6.7
Pigments & Additives	12.6	11.1	12.4	9.5
Masterbatches	9.1	6.9	9.1	5.9
Functional Chemicals	6.5	9.4	2.6	9.4
Life Science Chemicals	- 3.4	7.5	- 3.4	2.5
Total continuing	**6.2**	**7.1**	**3.0**	**5.6**

** Restated for Discontinued operations (see Note 6)

11. Regional developments

	First Half						Second Quarter					
CHF mn	2006	% of sales	2005**	% of sales	CHF %	LC %	2006	% of sales	2005**	% of sales	CHF %	LC %
Europe	2 090	49.9	2 081	52.1	–	- 1	1 035	49.7	1 046	51.3	- 1	- 2
of which Germany	*638*		*649*		- 2	- 3	*309*		*320*		- 4	- 5
of which Switzerland	*84*		*86*		- 2	- 3	*44*		*53*		- 17	- 19
Americas	1 176	28.0	1 047	26.2	12	3	568	27.3	538	26.4	6	2
of which USA	*565*		*510*		11	5	*265*		*257*		3	1
Asia / Australia / Africa	926	22.1	863	21.7	7	4	480	23.0	456	22.3	5	5
Total continuing operations	**4 192**	100.0	**3 991**	100.0	5	1	**2 083**	100.0	**2 040**	100.0	2	–
Discontinued operations	114		96				62		55			

** Restated for Discontinued operations (see Note 6)

12. Foreign Exchange Rates

Rates used to translate the consolidated balance sheets (closing rate)	**30.06.2006**	31.12.2005	Change %
1 USD	1.23	1.31	- 6
1 EUR	1.57	1.56	1
1 GBP	2.26	2.27	-0
100 JPY	1.07	1.12	- 4

			First Half
Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**2006**	2005	Change %
1 USD	1.27	1.20	6
1 EUR	1.56	1.55	1
1 GBP	2.27	2.25	1
100 JPY	1.10	1.13	- 3

13. Condensed Earnings Per Share Data

		First Half
CHF mn	**2006**	2005
Number of shares outstanding at 30.06.06 and 30.06.05 respectively	230 160 000	230 160 000
Weighted average, number of shares outstanding	226 894 816	226 858 343
Weighted average, diluted number of shares outstanding	228 201 356	228 014 377
Basic earnings per share attributable to the company's equity holders (in CHF):		
Continuing operations	0.46	0.61
Discontinued operations	- 0.41	0.01
Total	**0.05**	**0.62**
Diluted earnings per share attributable to the company's equity holders (in CHF):		
Continuing operations	0.46	0.61
Discontinued operations	- 0.41	0.01
Total	**0.05**	**0.62**

Restated Figures for First Quarter

Consolidated income statements (unaudited)

	First Quarter			
	2006		2005	
	CHF mn	%	CHF mn	%
Sales	2 109	100.0	1 951	100.0
Costs of goods sold	- 1 467	69.6	- 1 346	69.0
Gross profit	**642**	30.4	**605**	31.0
Marketing and distribution	- 332	15.7	- 316	16.2
Administration and general overhead costs	- 111	5.2	- 102	5.3
Research and development	- 51	2.4	- 51	2.6
Income from associates	9	0.4	5	0.3
Restructuring and impairment	- 6	0.3	- 29	1.5
Operating income	**151**	7.2	**112**	5.7
Interest expense	- 19	0.9	- 32	1.6
Other financial income and expenses [1]	- 12	0.6	15	0.8
Income before taxes	**120**	5.7	**95**	4.9
Taxes	- 27	1.3	- 22	1.1
Net income from continuing operations	**93**	4.4	**73**	3.8
Discontinued operations:				
Income from discontinued operations	1		- 1	
Net income	**94**		**72**	
Attributable to:				
Equity holders of the company	92		70	
Minority interests	2		2	
Net income	**94**	4.5	**72**	3.7
Basic earnings per share attributable to the company's equity holders (in CHF):				
Continuing operations	0.39		0.32	
Discontinued operations	0.01		0.00	
Total	**0.40**		**0.32**	
Diluted earnings per share attributable to the company's equity holders (in CHF):				
Continuing operations	0.39		0.32	
Discontinued operations	0.01		0.00	
Total	**0.40**		**0.32**	

[1] Currency impact YTD 2006 of CHF -11 mn vs YTD Jun 2005 of CHF +14 mn.

Regional developments

	First Quarter					
CHF mn	**2006**	% of sales	2005	% of sales	CHF %	LC %
Europe	1 055	50.0	1 035	53.0	2	1
of which Germany	*329*		*329*		–	- 1
of which Switzerland	*40*		*33*		23	21
Americas	608	28.9	509	26.1	19	4
of which USA	*300*		*253*		19	8
Asia / Australia / Africa	446	21.1	407	20.9	9	3
Total continuing operations	**2 109**	100.0	**1 951**	100.0	8	2
Discontinued operations	52		41			

Divisional Figures

First Quarter	Sales to 3rd parties				EBITDA before exceptionals				EBITDA			
CHF mn	2006	2005	% CHF	% LC	2006	2005	% CHF	% LC	2006	2005	% CHF	% LC
Textile, Leather, Paper	564	506	11	4	52	53	-2	-9	51	49	4	-2
Pigments & Additives	499	460	8	4	87	60	45	41	86	57	51	46
Masterbatches	324	280	16	10	43	30	43	35	40	29	38	30
Functional Chemicals	590	527	12	7	68	67	1	-3	68	63	8	3
Life Science Chemicals	132	178	-26	-29	7	15	-53	-34	7	13	-46	-24
Divisions Total	**2 109**	1 951			**257**	225			**252**	211		
Corporate	–	–			-33	-18			-34	-29		
Total continuing	**2 109**	1 951	8	2	**224**	207	8	5	**218**	182	20	16

	Operating income before exceptionals				Operating Income				Systematic Depreciation of PPE	
CHF mn	2006	2005	% CHF	% LC	2006	2005	% CHF	% LC	2006	2005
Textile, Leather, Paper	34	35	-3	-13	33	31	6	-2	18	18
Pigments & Additives	67	43	56	52	66	36	83	75	20	17
Masterbatches	35	22	59	49	32	21	52	44	8	8
Functional Chemicals	56	56	–	-3	56	51	10	6	12	12
Life Science Chemicals	-1	8	–	–	-1	7	–	–	8	7
Divisions Total	**191**	164			**186**	146			**66**	62
Corporate	-34	-23			-35	-34			0	2
Total continuing	**157**	141	11	6	**151**	112	35	28	**66**	64

Divisional Margins

First Quarter	Sales to 3rd parties		EBITDA before exceptionals		EBITDA	
in %	**2006**	2005	**2006**	2005	**2006**	2005
Textile, Leather, Paper	26.7	25.9	9.2	10.5	9.0	9.7
Pigments & Additives	23.7	23.6	17.4	13.0	17.2	12.4
Masterbatches	15.3	14.4	13.3	10.7	12.3	10.4
Functional Chemicals	28.0	27.0	11.5	12.7	11.5	12.0
Life Science Chemicals	6.3	9.1	5.3	8.4	5.3	7.3
Total continuing	**100.0**	**100.0**	**10.6**	**10.6**	**10.3**	**9.3**

	Operating income b. exceptionals		Operating Income	
in %	**2006**	2005	**2006**	2005
Textile, Leather, Paper	6.0	6.9	5.9	6.1
Pigments & Additives	13.4	9.3	13.2	7.8
Masterbatches	10.8	7.9	9.9	7.5
Functional Chemicals	9.5	10.6	9.5	9.7
Life Science Chemicals	-0.8	4.5	-0.8	3.9
Total continuing	**7.4**	**7.2**	**7.2**	**5.7**

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 22,500 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.2 billion in 2005.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Calendar of Corporate Events

November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results

Your Clariant Contacts

Investor Relations	Fax +41 61 469 67 67
Holger Schimanke	Tel. +41 61 469 67 45
Fabian Hildbrand	Tel. +41 61 469 67 49
Media Relations	Fax +41 61 469 69 99
Walter Vaterlaus	Tel. +41 61 469 61 58
Rainer Weihofen	Tel. +41 61 469 67 42

Exemption: 82-34978

Clariant – The Way Forward

First Half Results
August 2, 2006

Clariant
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Clariant

Exactly your chemistry.

Content

Key Factors – First Half Results 2006

Financial Review

Business Review

Outlook


Clariant

Exactly your chemistry.

Key Factors First Half 2006



Clariant

Exactly your chemistry.

Key Factors
First Half Results

Financial Review

Business Review

Outlook

First Half 2006 – Key factors

- Good organic growth of 4%, driven by solid demand
- Prices steady compared to a year earlier
- Raw material costs rose modestly (1% y-on-y)
- Significant rise in energy costs (17% y-on-y)
- Gross margin maintained at 2005 level
- Higher corporate costs, including continued supply chain investments
- EBIT margin before exceptionals at 6.8%, down from 7.2% (y-on-y)
- Operating cash flow improved to CHF 53 million from CHF -43 million
- Net income from continued operations declined to CHF 109 million from CHF 144 million mainly from higher restructuring costs

Good growth but unsatisfactory profitability



Clariant

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First Half 2006 – Business achievements

- Masterbatches achieved excellent growth, particularly in the U.S.
- Pigments & Additives grew strongly in volumes with strongest margin improvement in the Group
- Textile, Leather & Paper posted good growth compared to previous year with excellent growth in paper and encouraging developments in leather and textile
- Strong volumes for most businesses in Functional Chemicals, lower results in detergents and crop protection
- Sizeable volume losses in Speciality Fine Chemicals, notably in fungicides for crop protection
- Pharmaceutical chemicals continued excellent growth

➡ **Satisfactory performance across most businesses**

➡ **Challenges in a few businesses being addressed**


Clariant
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Challenges and actions

Challenges		Actions
■ Higher raw material and energy costs continue to weigh on results	⇨	Strategic price management initiative launched
	⇨	Improved sourcing, increased efficiency
■ Performance erosion in Specialty Fine Chemicals (SFC)	⇨	Strategic options of SFC under review
■ FUN impacted by unsatisfactory results in detergents	⇨	Cost cutting including closure of detergent plant in Germany underway
■ Higher corporate costs, largely from supply chain investments	⇨	Increased focus on implementation, resulting in additional short-term costs
	⇨	Sale of site infrastructure in Germany in process


Clariant

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Additional initiatives launched

- Proactive cost reduction measures in place across the company
- Operational effectiveness review underway
- Shift from CPIP to Continuous Improvement Process (CIP)
- Clariant Academy focusing on leadership development and building excellence on sales, marketing and CIP
- Review of strategic focus and updated targets to be presented in November

Clariant

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Financial Review



Clariant

Exactly your chemistry.

Key Factors
First Half Results

Financial Review

Business Review

Outlook

First Half 2006 – Key financial group figures

	First Half			
	2006		2005**	
Continuing operations:	*CHF mn*	*% of sales*	*CHF mn*	*% of sales*
Sales	**4,192**	100%	**3,991**	100%
Local currency growth (LC)	**1%**			
- Organic growth	**4%**			
- Acquisitions/Divestitures*	**-3%**			
Currencies	**4%**			
Gross profit	**1,292**	30.8%	**1,233**	30.9%
EBITDA before exceptionals	**419**	10.0%	**421**	10.5%
EBITDA	**390**	9.3%	**375**	9.4%
Operating income before exceptionals	**286**	6.8%	**286**	7.2%
Operating income	**213**	5.1%	**227**	5.7%
Net income from continuing operations	**109**		**144**	
Operating cash flow (total operations)	**53**		**-43**	
Discontinued operations:				
Sales	**114**		**96**	
Net income/loss from discontinued operations	**-94**		**2**	

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold July 2005
**2005 is restated to exclude the discontinued operations of the Pharmaceutical Fine Chemical Business, sold June 2006


Clariant

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Second Quarter 2006 – Key financial group figures

	2nd Quarter			
	2006		2005**	
Continuing operations:	*CHF mn*	*% of sales*	*CHF mn*	*% of sales*
Sales	**2,083**	100%	**2,040**	100%
Local currency growth (LC)	**0%**			
- Organic growth	**2%**			
- Acquisitions/Divestitures*	**-2%**			
Currencies	**2%**			
Gross profit	**650**	31.2%	**628**	30.8%
EBITDA before exceptionals	**195**	9.4%	**214**	10.5%
EBITDA	**172**	8.3%	**193**	9.5%
Operating income before exceptionals	**129**	6.2%	**145**	7.1%
Operating income	**62**	3.0%	**115**	5.6%
Net income from continuing operations	**16**		**71**	
Operating cash flow (total operations)	**62**		**-65**	
Discontinued operations				
Sales	**62**		**55**	
Net income/loss from discontinued operations	**-95**		**3**	

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold July 2005
**2005 is restated to exclude the discontinued operations of the Pharmaceutical Fine Chemical Business, sold June 2006


Clariant
Exactly your chemistry.

Key Factors
First Half Results

Financial Review

Business Review

Outlook

Sales growth driven by strong volume

First Half 2006 versus First Half 2005*


+4%
+0%
+4%
+4%
+8%
3%
Divestments**
4%
Currencies
1%
Local currency growth
Volume & Mix
Price
Organic growth
Currencies
Sales in CHF

* Continuing operations

**Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold July 2005



Clariant

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Regional sales First Half 2006

First Half 2006



Asia/Australia/Africa
926
including
China
156
+4%
+14%
Europe
2,090
+3%
including
USA
565
+7%
+5%
Americas
1,176
+3%
including
Germany*
638

Total Sales: 4,192 +4%

Second Quarter 2006



Asia/Australia/Africa
480
including
China
84
+5%
+15%
Europe
1,035
+1%
including
USA
265
+4%
+3%
Americas
568
+1%
including
Germany*
309

Total Sales: 2,083 +2%

Sales in mn CHF, Organic growth in %

* excluding divestments of Clariant Acetyl Building Blocks (Germany) of the Life Science Chemicals Division, sold July 2005


Clariant
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Performance improvements to deliver strongly in 2006

EBIT impact of measures*


+250
150
460
710
590
800-900
First Half
2004
2005
2006
2007
200
465
610
610
First Half

in mn CHF

performance improvement measures

performance improvement costs, restructuring costs, other CPIP costs

* before price erosion, FX, raw material impact and others, all figures cumulative


Clariant
Exactly your chemistry.

Key drivers of operating income before exceptionals in First Half 2006


Price
0
Volume & mix
+70
Divestments
-10
FX
+15
Raw Material
-20
Energy
-25
Other
-30
286
286
EBIT*
HY 2005
EBIT*
HY 2006

CPIP benefits on:
- Price + 25 million
- Volume + 50 million
- Raw Materials +15 million
- Other +40 million

in mn CHF
* Continuing operations


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Financial result First Half 2006

	First Half	
	2006 *CHF mn*	**2005*** *CHF mn*
Interest expense	**-50**	**-72**
Other financial expenses	-12	-15
Financial income	+14	+21
Currency result, net	-8	+35
Other financial income and expenses	**-6**	**+41**
Total financial result	**-56**	**-31**

- Lower interest charges
- Negative currency result

* 2005 is restated to exclude the discontinued operations of the Pharmaceutical Fine Chemical Business, sold June 2006


Clariant

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Cash flow First Half 2006

	First Half	
	2006 *CHF mn*	**2005** *CHF mn*
Net result	15	146
Depreciation & amortization	182	154
Other	118	-65
Operating cash flow before working capital	**315**	**235**
Change in working capital	-262	-278
Operating cash flow	**53**	**-43**
Capital expenditure	-169	-153
Acquisitions, disposals and other	62	57
Cash flow before financing	**-54**	**-139**

- High restructuring cash outflows
- Net working capital still at high level due to introduction of new supply chain system


Clariant
Exactly your chemistry.

Key Factors
First Half Results

Financial Review

Business Review

Outlook

Debt maturity profile on June 30, 2006




Liquidity
Maturities of financial debt
Committed open lines
750
Cash*
678
1600
1400
1200
1000
800
600
400
200
0
557
159
2
175
7
384
6
0
0
1
21
940
2006
2007
2008
2009
2010
2011
2012
2013
maturities
uncommitted & other loans**

in mn CHF

* including current deposits (90-365 days) ** including ABS

Clariant

Exactly your chemistry.

Business Review & Outlook


Clariant

Exactly your chemistry.

Divisional sales and margins – First Half 2006

	First Half				
	Sales			EBITDA Margin in %**	
	CHF mn	% Organic Growth*	% LC	2006	2005***
Textile, Leather & Paper Chemicals	1,155	+4	+4	9.8	10.5
Pigments & Additives	1,016	+3	+3	16.9	13.9
Masterbatches	643	+9	+9	12.4	10.2
Functional Chemicals	1,127	+6	+6	10.1	12.4
Life Science Chemicals	251	-13	-36	3.2	9.8
Total Group	4,192	+4	+1	10.0	10.5

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold July 2005

** EBITDA-Margin before exceptionals

*** 2005 is restated to exclude the discontinued operations of the Pharmaceutical Fine Chemical Business, sold June 2006



Clariant

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Textile, Leather & Paper Chemicals

- Good growth across the division mainly from increased volumes
- Competitive environment prevented price increases
- Optical brighteners continued to drive excellent Paper results
- Textile growth driven by chemicals for finishing and dyes
- Leather products recovered steadily from a weak start
- Turkey, India and Pakistan showed strong growth



Sales
LSC
TLP
28%
FUN
MB
PA
EBITDA*
LSC
TLP
23%
FUN
MB
PA

First Half 2006

* before exceptionals


Clariant
Exactly your chemistry.

Pigments & Additives

- Increased overall demand for colorants as well as additives
- Volume growth led to significant margin improvement
- High volumes, but pressure on prices in challenging market conditions
- Satisfactory printing performance amid industry consolidation
- Strong performance for products in the plastic markets
- Market for coatings developed well, particularly in automobile sector


Sales
LSC
TLP
FUN
MB
PA
24%
EBITDA*
LSC
TLP
FUN
MB
PA
35%

First Half 2006

* before exceptionals



Clariant

Exactly your chemistry.

Masterbatches

- Continued strong growth with price increases achieved in a highly competitive environment
- Raw material costs remain volatile
- Overall excellent performance in the plastic markets
- Further robust growth in North America
- Good results in Europe; recovery in Asia and Latin America


Sales
LSC
TLP
FUN
MB
15%
PA
EBITDA*
LSC
TLP
FUN
MB
17%
PA

First Half 2006

* before exceptionals




Clariant

Exactly your chemistry.

Functional Chemicals

- Solid demand across most businesses
- Lower profitability; higher prices unable to offset increased raw material costs
- Higher volumes in personal care, oilfield services and construction chemicals
- Increased pressure on detergent producers led to drop in volumes
- Sharp deterioration in agro business stemming for low demand for fungicides

Sales

FUN 27%
LSC
TLP
PA
MB

EBITDA*

FUN 23%
LSC
TLP
PA
MB

First Half 2006

* before exceptionals





Clariant

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Life Science Chemicals

- Pharmaceutical Fine Chemical Business:
  - Sale to TowerBrook Capital Partners completed
  - Good continued growth in volumes and prices
  - Expected sales in 2006 of approx. CHF 250 million and positive EBIT contribution of approx. CHF 13-18 million
- Specialty Fine Chemical Business:
  - Growth driven by glyoxal area
  - Margin declined considerably due to sharp deterioration in agrochemicals
  - Investment bank appointed to review strategic options

Sales

LSC 6%
TLP
FUN
MB
PA

EBITDA*

LSC 2%
TLP
FUN
MB
PA

First Half 2006

* before exceptionals





Clariant

Exactly your chemistry.

Key Factors
First Half Results

Financial Review

Business Review

Outlook

Personnel reduction


27,008
24,769
23,383
337
598
22,448
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Reduction
First Half 2006
Jun 30, 2006
Number of employees, reported
Reduction
Disposals and consolidation in India



Clariant

Exactly your chemistry.

Outlook for 2006

- Good sales growth in local currency terms above last year
- Raw material and energy prices to remain at high levels
- Limited scope to raise prices
- EBIT before exceptional items for continuing operations to improve by approximately CHF 60 million
- Tax rate approximately 30%
- Satisfactory net income for continuing operations
- Review of strategy to be announced in November

2006 – Focus on improving profitability


Clariant

Exactly your chemistry.

Calendar of upcoming corporate events

November 7, 2006	**Nine Month 2006 Results**
November 14-15, 2006	**"Clariant meets Investors," Basel**
November 29-30, 2006	**Merrill Lynch Conference, London**
February 20, 2007	**Full Year 2006 Results**
April 2, 2007	**Annual General Meeting, Basel**


Clariant

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Your Investor Relations contacts



Dr. Holger Schimanke
Head Investor Relations

Phone +41 (0) 61 469 67 45
Mobile +41 (0) 79 343 59 83
email holger.schimanke@clariant.com

Fabian Hildbrand, CIIA
Investor Relations Officer

Phone +41 (0) 61 469 67 49
Mobile +41 (0) 79 763 93 80
email fabian.hildbrand@clariant.com

Clariant International Ltd · Rothausstrasse 61 · 4132 Muttenz · Switzerland · investor-relations@clariant.com



Clariant

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Backup Information

Lower growth momentum in Second Quarter 2006

2nd Quarter 2006 versus 2nd Quarter 2005*



+2%
+0%
+2%
+2%
+4%
Volume & Mix
Price
Organic growth
Currencies
Sales in CHF
2%
Divestments**
0%
Local currency growth
2%
Currencies

* Continued operations

**Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold July 2005



Clariant

Exactly your chemistry.

Backup Information

Divisional sales and margins – Second Quarter 2006

	2nd Quarter				
	Sales			EBITDA Margin in %**	
	CHF mn	% Organic Growth*	% LC	2006	2005***
Textile, Leather & Paper Chemicals	591	+4	+4	10.3	10.5
Pigments & Additives	517	+3	+3	16.4	14.7
Masterbatches	319	+8	+8	11.6	9.7
Functional Chemicals	537	+6	+6	8.6	12.0
Life Science Chemicals	119	-24	-41	0.9	10.9
Total Group	2,083	+2	0	9.4	10.5

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, sold July 2005

** EBITDA-Margin before exceptionals

*** 2005 is restated to exclude the discontinued operations of the Pharmaceutical Fine Chemical Business, sold June 2006


Clariant

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Backup Information

Top 5 products in percentage of total raw material costs

Ranking	Product
1	Ethylene & Ethylenoxide
2	Vinylacetate
3	Polyethylene
4	Titanium Dioxide
5	Acrylates


Group
~17%
Total


Clariant
Exactly your chemistry.

Backup Information

Sales and cost structure – Full Year 2005


Global sales distribution in %
CHF
2
Emerging
markets
20
JPY 3
EUR
42
USD
29
4
GBP
Global cost distribution in %
CHF
8
Emerging
markets
16
JPY 2
EUR
46
USD
23
5
GBP

in mn CHF

These distributions represent an approximation to total cash in- and outflows and are closely linked to transaction exposures.


Clariant
Exactly your chemistry.
Backup Information
First Half Results 2006
Slide 33

Divisional sales Full Year 2005 in end-user markets


Healthcare
Agro
Automotive
Electronics
Construction
Paper
Packaging
Non-durables
Durables
Textiles
Other
4%
4%
6%
1%
10%
5%
10%
15%
5%
21%
19%

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.